

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 12, 2017

Mr. Geoffrey Weiji Gao
Chief Financial Officer
Acorn International, Inc.
19/F, 20th Building, 487 Tianlin Road
Shanghai 200233

      Re: Acorn International, Inc.
              Form 20-F for the Fiscal Year Ended December 31, 2016
              Filed May 15, 2017
              File No. 001-33429

Dear Mr. Gao:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ James Allegretto

                                James Allegretto
                                Senior Assistant Chief Accountant
                                Officer of Consumer Products